SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 28, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BOARD OF DIRECTORS INTERNAL CHARTER

Chapter I - OBJECTIVE

Article 1. This Internal Charter (“Charter”) govern and regulate the responsibilities, duties and operating rules of the Board of Directors (“Board”) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company” or “Sabesp”), in accordance with the provisions of the Company´s Bylaws and legislation in force.

Chapter II - COMPOSITION, INVESTITURE AND TERM OF OFFICE

Article 2 The Board of Directors shall be comprised of at least seven (7) and at most eleven (11) members, elected and dismissed by the General Meeting. All members shall serve a unified term of office of two (2) years from the date of the election, and a maximum of three (3) consecutive reelections is permitted.

Paragraph 1. Once the limit of reelections referred to in the main section of this article has been reached, a Board Member shall only be permitted to serve on the Board again after two (2) years have elapsed.

Paragraph 2. The two-year (2) period provided for in Paragraph 1 above shall be counted as from the end of the term of office.

Paragraph 3. The Company’ s Chief Executive Officer shall serve on the Board of Directors, as long as the position is held, pursuant to the Company´s Bylaws.

Paragraph 4. It shall be incumbent upon the General Meeting that elects the Board of Directors to establish the total number of positions to be filled and to designate its Chairperson, within the limits provided for in the Company’s Bylaws. Such Chairperson may not be the Company’s Chief Executive Officer elected as a Board Member.

Paragraph 5. Unless otherwise decided by the Board, the Chief Executive Officer that leaves his or her position for any reason shall automatically lose his or her term of office as a Board Member.

Paragraph 6. The controlling shareholder shall be ensured the power to elect the majority of the members of the Board of Directors, pursuant to line “a”, article 116 of Federal Law No. 6,404/1976.

Paragraph 7. Unless in the event of resignation or removal, the Board Members’ terms of office are automatically extended until their corresponding alternates assume their positions in accordance with the Company’s Bylaws.

Article 3. Notwithstanding the provisions of the Company’s Bylaws with regards investiture and terms of office, a Board Member shall:

I.            Maintain his or her personal data updated with the Board’s Secretary;

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II.          Present all personal documents requested by the Company;

III.        Declare that there is no impediment under the terms of the legislation in force;

IV.         Provide all declarations and information required by the Company, under the terms of the Company’s Bylaws, this Charter, the legislation and regulations in force, including those required by the Brazilian Securities Commission (CVM);

V.           Participate, on taking office and on an annual basis, in training provided for in Federal Law No. 13,303/2016;

VI.         Comply with SABESP´s Code of Conduct and Integrity;

VII.        Comply with the Company’s policies and rules, including but not limited to, SABESP´s Institutional Policies on Disclosure of Material Acts and Facts and Trading in Securities Issued by Sabesp. In addition, a Board Member shall declare ownership, any trading of Company-issued securities as well as submit a list of persons who are related to him or her under the terms of Article 11 of CVM Instruction No. 358/2002;

VIII.    Present the Declaration of Full or Joint Controlled Companies under the terms of the Institutional Policy on Transactions with Related Parties - PI0032.

IX.         Sign the instrument of investiture within 30 (thirty) days after election, under penalty of annulment (unless he or she provides a justification which is accepted by the body to which a Member has been elected), which must contain:

(i)          Identification of at least one domicile to receive service or process and notices of administrative and judicial proceedings related to acts of management, where any change of address may only be stated in writing, in accordance with the Bylaws;

(ii)         State his or her agreement with the Arbitration clause, under the terms required by the Novo Mercado Regulations and the Bylaws;

X.           To present a declaration of assets and values in accordance with the Bylaws, which shall be updated annually and at the end of each term of office;

XI.         Observe the provisions of Binding Precedent No. 13 of the Federal Supreme Court and State Decree No. 54,376/2009; and

XII.       To state that he or she is aware that remunerated participation on the Board as provided for in Article 1 of State Decree 58,265/2012 and article 20 of Federal Law 13,303/2016, is prohibited. If applicable, State Capital Protection Board – CODEC (Conselho de Defesa dos Capitais do Estado) Resolution 1/18 shall be noted.

Chapter III - BOARD MEMBERS

Art. 4 In addition to the provisions of the Bylaws, and applicable regulations and legislation, each Board Member must individually:

(i)          Participate in Board of Directors´ meetings.

(ii)         Read any material in advance and request additional information, if necessary, in order to be properly prepared for the meeting;

(iii)        Ensure compliance with proper corporate governance practices;

(iv)        Use the Company’s information only for the exercise of duties as a Board Member;

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(v)         Treat all Company material and information with the utmost confidentiality and maintain strict confidentiality over information obtained as a Board Member and not yet disclosed to the market;

(vi)        Lead Sabesp in a legal, ethical, transparent and professional manner, observing Law No. 12,846/2013 and Sabesp’s Code of Conduct and Integrity, as well as assimilating, accepting and executing these guidelines;

(vii)      To state awareness of the US Foreign Corrupt Practices Act (FCPA) to which Sabesp is subject; and

(viii)     To state awareness of, and comply with, the obligations established in applicable legislation, B3’s Novo Mercado Regulations, the Company’s Bylaws, this Internal Charter and Sabesp Institutional Policies.

Chapter IV – EMPLOYEES REPRESENTATIVE

Article 5 Under the terms of the Bylaws, the participation of one (1) employee representative on the Board of Directors is ensured. Such representative’s term of office shall coincide with that of the other members.

Sole Paragraph. The employee representative Board Member shall be chosen by employees’ vote in a direct election organized by trade union entities representing the employees, with administrative collaboration of the Company, whenever required. Automatic reelection for successive periods under the terms of the Company’s Bylaws is forbidden and the provisions of article 122-II of Federal Law No. 6,404/76 shall be noted.

Art. 6 The employee representative on the Board of Directors shall comply with the requirements and prohibitions of article 17 of Federal Law No. 13,303/2016.

Art. 7 The appointment of the employee representative who shall be part of the Board of Directors must occur at least thirty (30) days prior to the date of convening of the Annual General Meeting.

Paragraph 1. The appointment shall be communicated to the Chairperson of the Board of Directors and the Chief Executive Officer.

Paragraph 2. The term of office of the employee representative shall be the same as that of the other Board Members, regardless of the date of its commencement.

Chapter V - REPRESENTATIVE OF MINORITY SHAREHOLDERS

Article. 8 Under the terms of the Company´s Bylaws, the participation on the Board of Directors by a representative of the minority shareholders is ensured. Such representative’s term of office shall coincide with that of the other members.

Sole paragraph. The minority shareholders’ representative shall meet the requirements and comply with the prohibitions of article 17 of Federal Law No. 13,303/2016.

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Chapter VI - INDEPENDENT BOARD MEMBER

Article 9 A proportion of least two (2) or 25% (twenty five percent), whichever is greater, of independent members shall participate in the Board of Directors pursuant to the provisions of article 22 of Federal Law No. 13,303/2016 and article 15 of the Novo Mercado Regulations.

Paragraph 1. The qualification of those appointed to the Board of Directors as Independent Board Members shall be decided at the General Meeting that elects them, pursuant to the Company´s Bylaws, and the General Meeting may base its decision on:

I.            a declaration, forwarded by the appointed Independent Board Member, attesting his or her compliance with the independence criteria, including the respective justification, pursuant to applicable regulations, including but not limited to, the Novo Mercado Regulations; and

II.          statement of the Board of Directors referred to in Article 29 of this Charter.

Paragraph 2. The decision-making procedure at the General Meeting in relation to eligibility of those appointed for Independent Board Members pursuant to paragraph one of this article 9 does not apply to appointments of candidates for members of the Board of Directors:

(i)          that fail to meet the deadline for inclusion of candidates in the ballot paper, as provided for in the regulations issued by the CVM on distance voting; and

(ii)         upon separate vote.

Paragraph 3. A member elected by minority shareholders in a separate vote shall be considered an independent member of the Board of Directors under the terms of article 141 paragraphs 4 and 5 and article 239 of Federal Law No. 6,404/1976, and article 22, paragraph 4, Federal Law No. 13,303/2016, as well as the Company´s Bylaws.

Paragraph 4. In the event that the application of the minimum percentage referred to in the main section results in a fractional number of Members of the Board, that amount shall be rounded up to the next integer pursuant to the Company’s Bylaws.

Chapter VII - VACANCY

Article 10. In the event that a vacancy for a member of the Board opens prior to the termination of his or her term of office, the Board may decide on the choice of the alternate to complete the term of office of the substituted member. That decision is subject to subsequent approval at the next General Meeting, under the terms of the Company´s Bylaws.

Paragraph 1. Any vacancy in the position of Employee Representative Board Member shall be replaced by another Employee Representative under the terms of the Company’s Bylaws.

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Paragraph 2. The Board of Directors shall observe, when appointing any alternate who shall complete the term of office of a vacant Board Member position, the eligibility requirements applicable to management (including independence criteria, as the case may be). No exceptions shall be admitted, even due to reasons of urgency on this issue.

Chapter VIII - CHAIRPERSON

Article 11. The Chairperson of the Board (“Chairperson”) shall be appointed by the General Meeting.

Paragraph 1. In the event of his or her absence or temporary impediment, the Chairperson shall nominate the Board Member who shall replace him or her in chairing the proceedings, assuming that this does not include the Chief Executive Officer who is elected as a Board Member.

Paragraph 2. In the event of vacancy, the Board Members shall elect a Chairperson who shall assume the position until a new appointment at a General Meeting is decided upon, assuming that the choice does not include the person acting as the Chief Executive Officer who is elected as a Board Member.

Article 12. Notwithstanding the duties provided for in the Company’s Bylaws, the Chairperson shall:

I.            Convene, hold and preside over the annual and extraordinary meetings of the Board of Directors;

II.          Approve the agenda of the meetings;

III.        Decide on whether or not to include an extraordinary item on the agenda (issues not on the agenda) during the meeting;

IV.         Ensure that the Board Members individually receive documentation containing the information necessary to allow the discussion and decision on the matters to be dealt with at least five (5) calendar days in advance of the meeting date;

V.           Appoint the Executive Secretary;

VI.         Guide the Executive Secretary in the conduct of the  proceedings;

VII.       Coordinate the activities of the Board seeking efficiency and the proper performance of the body;

VIII.    Ensure the effectiveness of the of the Board, with the power to restrict Board Member contributions to meetings;

IX.         Propose to the Board the Calendar of Ordinary Board Meetings for the following year, in accordance with Article 24-I of this Charter;

X.           Decide on the holding of exclusive sessions, in compliance with the provisions of Article 22 of this Charter; and

XI.         Comply with and enforce this Charter.

Chapter IX - EXECUTIVE SECRETARY

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Art. 13 The Board is supported by an Executive Secretary, appointed by the Chairperson of the Board of Directors.

Art. 14 The Executive Secretary shall:

I.            Organize the agenda of the meeting in accordance with the Executive Board or Board of Directors´ requests, including the approval of the Board meeting minutes as well as the distribution of Audit Committee meeting minutes;

II.          To issue, on behalf of the Chairperson or a majority of the Board Members in office, the convening of meetings, stating the date, time, place, agenda of the meeting and respective documents;

III.        Invite, on behalf of the Chairperson or a majority of the Board Members in office, the Company’s Officers and/ or employees to attend meetings and provide clarification or information on the matters under consideration, without prejudice to Article 23;

IV.         Provide secretarial duties and draft the minutes of the meetings;

V.           Include the minutes in the Decentralized Entities’ Information System (Sistema de Informações das Entidades Descentralizadas - SIEDESC), under the terms of the Bylaws;

VI.         Maintain the annual schedule of Board of Director Meetings updated; and

VII.       Adopt the necessary measures for holding Board meetings.

Chapter X - MEETINGS

Article 15. The Board shall meet ordinarily once a month and, extraordinarily, whenever necessary in the interests of the Company, in accordance with the Bylaws.

Paragraph 1. Board of Directors´ meetings shall be convened by its Chairperson or by the majority of the Board Members in office, through written or electronic correspondence to all members and also to the State through the Council for State Capital Protection Board  - CODEC, with a minimum notice of ten (10) days. The notice shall include the date, time and matters that shall be included in the agenda, pursuant to the Bylaws.

Paragraph 2. Extraordinary meetings may be called at any time by the Chairperson of the Board or by the majority of the Members in office.

Paragraph 3. The ordinary or extraordinary meetings shall be held in person but may also be held by conference call, videoconference or other suitable means of expressing Board Members´ decisions, whose votes shall be considered valid for all effects, without prejudice to subsequent drafting and signature of the respective minutes, upon decision of the Chairperson of the Board of Directors or the majority of Board Members in office, in accordance with the Bylaws.

Paragraph 4. In face-to-face meetings, the participation by any Board Members via conference call, videoconfence or other suitable means of expressing Board Member’ decisions is permitted, as long as it has been approved by the Chairperson, or whoever is presiding over the meeting. If applicable, the Board Member’s votes shall be considered valid for all purposes, without prejudice to subsequent drafting and signature of the respective minutes.

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Article 16. Meetings convened by a majority of Board Members in office shall be presided over in the following order of preference: (i) Chairperson of the Board; (ii) a Board Member appointed by the Chairperson (iii) a Board Member appointed by the majority of those present. In any event the choice shall not fall solely on the CEO who is elected as a Board Member.

Article 17. The meetings shall be held at the Company’s headquarters; In exceptional circumstances, these may take place at another location by decision of those presiding over the meeting.

Article 18. Board Meetings shall be held with the attendance of the majority of members in office and it is the responsibility of the Chairperson to chair the meeting or, in the  absence thereof, another Board Member appointed by the Chairperson.

Sole paragraph. The Board shall adopt resolutions by a majority of votes of meeting participants, and in the event of a tie any proposal that receives the vote of the Board Member presiding over the Board´s proceedings shall prevail, pursuant to the Company’s Bylaws.

Article 19. Board Meetings shall follow the order established in the meeting agenda and whenever required, the Chairperson, or whoever is presiding over the meeting, may alter the sequence of the agenda in order to give preference to more urgent strategic matters, or in the interest of greater meeting efficiency.

Article 20. A meeting may be suspended by decision of the Chairperson, or whoever is presiding over the meeting and in agreement with the majority of Board Members present. The place, date and time of meeting continuation shall be defined, and any new call shall be waived, provided no new item is included on the agenda and when there is a quorum for resolution.

Sole paragraph. The suspension and/or continuation of a meeting shall be recorded in meeting minutes.

Article 21. Minutes must be prepared for each meeting, and, after approval of the Board, shall be transcribed into the Book of Board of Directors´ Meeting Minutes and signed by the Board Members present.

Paragraph 1. Board Meeting minutes shall be clearly drafted and contain a record of the Board Members present, the resolutions adopted, including any abstentions or dissenting votes.

Paragraph 2. A summary of the Board of Directors’ Meeting minutes shall be signed by the Chairperson and by the Executive Secretary.

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Paragraph 3. Whenever the summary of minutes contains resolutions that are intended to produce effects before third parties, it shall be filed with the commercial registry and published.

Paragraph 4. The meeting minutes drawn up and recorded in the proper book shall be immediately included in the Decentralized Entities’ Information System (SIEDESC).

Article 22. Upon resolution of the Chairperson, exclusive sessions for external board members may be held without the presence of executives or other participants in order to align and discuss issues that may cause embarrassment.

Article 23. The Chairperson on his or her own initiative, or at the request of any Board Member, may call Company Officers to attend Board meetings and provide clarification or information on the issues under consideration. Requests shall be addressed to the Company’s Chief Executive Officer and shall include the date, time and issues that shall be included in the agenda, pursuant to the Company’s Bylaws.

Chapter XI - POWER AND DUTIES

Article 24. Without prejudice to the duties established in applicable legislation and in the Company’s Bylaws, it is incumbent on the Board:

I.            To approve up to the end of November of the current year the calendar for ordinary board meetings relating to the following year, including an annual thematic agenda with the respective projection of the most significant issues and the dates for discussion;

II.          To approve the minutes of the Board of Directors’ meetings;

III.        To approve the Management Proposal to be submitted to the General Meeting;

IV.         To approve the Internal Charter for bidding processes and hiring;

V.           To approve the duties of the internal audit area pursuant to article 23-II of Novo Mercado Regulations;

VI.         To approve the Audit Committee’s budget in conjunction with the Company’s budget pursuant to the Bylaws and article 31-B, item VII of CVM Rule 308/1999;

VII.       To decide on the payment of any annual bonus to Officers under the terms of paragraph one of article 2 of CODEC Resolution 1, dated 03/16/2018;

VIII.    To approve the choice and dismissal of the person responsible for the internal audit as endorsed by the Audit Committee based on the appointment by the Executive Board, pursuant to the Bylaws;

IX.         To assess and disclose the Audit Committee meetings’ summary minutes, pursuant to paragraphs 4, 5 and 6 of Article 24 of Law 13,303/2016;

X.           To assess the work plan of the independent auditor, previously evaluated by the Audit Committee;

XI.         To approve the guidelines of operation for the Whistleblowing Channel;

XII.       To approve the policy on Company voluntary contributions;

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XIII.    To ensure that the annual Board of Directors´ assessment process, the assessment of its members and of the members of the advisory committees to the Board of Directors, takes place;

XIV.      To assess the Executive Officers, including the Chief Executive Officer, annually, in a formal proceeding, pursuant to Article 13-III of Law 13,303/2016; and

XV.        To approve the onboarding program for new members of the Board of Directors.

Article 25. In accordance with the Company’s Bylaws, it is incumbent upon the Board to authorize in advance the conclusion of any legal business when the amount involved exceeds seventy million Reais (R$70,000,000.00), including the acquisition, sale or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, as well as any association with other legal entities.

Paragraph 1. Any program agreement or service agreement on the provision of public services for water supply and sewage  system where the present amount of the investment plan or supplementary investments exceeds seventy million Reais (R$70,000,000.00) shall be submitted for prior authorization of the Board of Directors.

Paragraph 2. All amendments that increase the amount of the legal business by an amount exceeding seventy million Reais (R$70,000,000.00) shall be submitted for prior approval from the Board of Directors even when the initial contracting had not been previously submitted to the Board of Directors;

Paragraph 3. Entering into any instrument that does not create a binding financial obligation for the Company is exempt from prior authorization by the Board of Directors.

Article 26. The Board may grant to the Executive Board powers to assume matters that are under its responsibilities, as provided for in the Bylaws or in this Internal Charter, provided these do not relate to duties established under the law, in Article 139 of Federal Law 6,404/1976.

Article 27. Any matter submitted to the appreciation of the Board of Directors shall be supported by proposal approved by the Executive Board or the Company’s competent bodies and a legal opinion, when necessary for the examination of the matter, pursuant to the Bylaws.

Chapter XII - CIRCUMSTANCES INVOLVING POTENTIAL CONFLICTS OF INTERESTS

Article 28. In any circumstances that involves a conflict of interest with the Company or a private interest in the matter, it is incumbent on each member of the Board:

I.            To manifest his or her impediment in a timely manner whenever he or she becomes aware of such fact;

II.          To refrain from intervening in the issue under discussion or decision;

III.        To communicate the fact in the meeting minutes; and

IV.         To abstain from discussions and decisions.

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Paragraph 1. If so requested by the Chairperson, any Board Member that has declared him or her to be impeded may participate in the discussion in order to provide additional information but shall under all circumstances absent him- or herself from the part of the meeting in which that issue is put to the vote.

Paragraph 2. If the Chairperson has declared him- or herself to be impeded he or she may participate in the discussion in order to provide additional information but shall under all circumstances absent him- or herself from the part of the meeting in which that issue is put to the vote.

Paragraph 3. In the event that a Board Member has an interest that conflicts with that of the Company or a private interest in a matter under discussion and does not declare him- or herself to be impeded, any other member of the Board that is aware of such circumstances may declare that Board Member to be impeded, and removal from discussion and decision on the issue shall be recorded in the meeting minutes.

Paragraph 4. The temporary removal of any member of the Board of Directors by virtue of a conflict of interest or private interest shall be recorded in the Board meeting minutes.

Chapter XIII - STATEMENT OF THE BOARD ON COMPLIANCE OF NOMINEES

Article 29. Pursuant to Article 25 of the Novo Mercado Listing Rules, the Management Proposal relating to the General Meeting for the election of the Board of Directors shall include a statement of the Board which shall include:

I.            Compliance of each nominee for the position of member of the Board of Directors pursuant to the requirements and prohibitions of Federal Law No. 13,303/2016 and the Nomination Policy; and

II.          The reasons under which each candidate qualifies as an Independent Board Member, pursuant to the provisions of Federal Law No. 13,303/2016, the framework criteria set forth in the Novo Mercado Rules and the declaration stated in Paragraph 1 of Article 9 of this Charter.

Paragraph 1. The Board’s statement on compliance of candidates with the Nomination Policy as referred to in item I may be based on minutes of meeting of the Eligibility and Advisory  Committee.

Paragraph 2. The Board’s statement on the qualification of candidates under the independence criteria as stated in item II may be based on a statement forwarded by the nominee for Independent Board Member attesting his or her qualification under the independence criteria provided for Federal Law No. 13,303/2016 and Novo Mercado Rules, and in the latter example shall include the respective justification in the event that any of the circumstances provided for in paragraph two of article 16 of the Novo Mercado Rules are identified.

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Paragraph 3. The Board´s statement shall be recorded in meeting minutes and its content included in the Management Proposal.

Paragraph 4. An Independent Board Member´s qualification as independent shall be reassessed on an annual basis by the Board of Directors. Any circumstances that may compromise his or her independence shall be identified, justified and recorded in Board Meeting minutes and disclosed in the Reference Form.

Article 30. The Board’s decisions on the election of officers or appointment of members of the Audit Committee or other internal committees shall observe the following procedure:

I.            The name of the candidate shall be immediately submitted to the Eligibility and Advisory Committee to verify compliance with the requirements and prohibitions of Federal Law No. 13,303/2016 and the Nomination Policy;

II.          The Chairperson of the Board may invite a candidate to present him- or herself in advance to Board Members in a joint session where he or she shall respond to any questions that may be asked;

III.        Any Board Member may request the verification of additional integrity and technical capacity requirements of a candidate, and the Company shall provide the necessary support in this regard.

CHAPTER XIV - FINAL PROVISIONS

Article 31. This Internal Charter of the Board of Directors was approved in the 873rd Board of Directors´ Meeting held on 10/10/2018, effective as of this date.

Paragraph 1. This Charter shall be made available on the websites of the Brazilian Securities Commission (CVM) and on the Company’s website.

Paragraph 2. This Charter may be amended whenever necessary or on proposal by any Board Member after discussion and approval at the Board of Directors´ Meeting.

Paragraph 3. The Internal Charter of the Board of Directors approved in the 657th Board of Directors´ Meeting held on November 9, 2006 is hereby revoked.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 28, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.